Ballard Power Systems
Plug Power

News Release

For immediate release

PLUG POWER AND BALLARD EXTEND SUPPLY AGREEMENT THROUGH 2014
Mutually exclusive agreement targets North American forklift truck market

LATHAM, NY and VANCOUVER, BRITISH COLUMBIA – July 15, 2010 – Plug Power Inc. (NASDAQ: PLUG), a leader in providing clean, reliable energy solutions, and Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) announced today that the two companies have extended their existing supply agreement, effective immediately, through 2014. Ballard will remain the exclusive supplier of fuel cell stacks for Plug Power’s full suite of GenDrive™ power units. In addition, Plug Power will become the exclusive systems integrator for Ballard’s fuel cell stack into solutions addressing the material handling market in North America. The previous agreement was due to expire December 31, 2010.

With over 85% market share in the material handling space, this agreement will allow Plug Power and Ballard continued leadership as the pre-eminent providers of fuel cell energy products in this industry. This agreement will also help solidify the two company’s joint corporate commitment to revolutionize the material handling market with highly productive, clean energy technology.

Ballard has been the exclusive fuel cell stack supplier for Plug Power’s GenDrive product line since 2008. GenDrive is a superior power alternative to lead-acid batteries in electric material handling vehicles. Using GenDrive, customers in grocery, retail, warehousing and manufacturing facilities can increase productivity, lower operational costs and decrease greenhouse gas emissions within their operations.

Understanding the value provided by GenDrive, leading material handling organizations have implemented this sustainable power solution in their operations. These customers include Walmart Canada, United Natural Foods, Inc., Sysco Houston, FedEx Freight, Wegmans, and Whole Foods.

“Ballard and Plug Power’s technology has been integrated, tested and improved over the lifetime of the GenDrive product to become the world’s most reliable fuel cell power solution for the material handling industry,” said Andy Marsh, CEO at Plug Power. “This mutual exclusivity positions Ballard and Plug Power as the industry leaders committed to driving commercial activity and growth.”

John Sheridan, Ballard’s President and CEO, added “We are pleased to extend this supply agreement with Plug Power for Ballard’s FCvelocity® fuel cell stacks. Our partnership will enable penetration and growth of fuel cell solutions in the North American material handling market, by delivering meaningful productivity gains and a strong value proposition to customers.”

About Plug Power Inc.
The architects of modern fuel cell technology, Plug Power revolutionized the industry with cost-effective power solutions that increase productivity, lower operating costs and reduce carbon footprints.  Long-standing relationships with industry leaders forged the path for our key accounts, including Walmart, Sysco, Wegmans, Whole Foods, and FedEx Freight.  With more than 1,000 units in the field and over 1.5 million hours of runtime, Plug Power manufactures tomorrow’s incumbent power solutions today. Visit us at www.plugpower.com.

Plug Power Inc. Safe Harbor Statement
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements, including, without limitation, statements regarding the risk that unit orders will not ship, be installed and/or convert to revenue, in whole or in part; the cost and timing of developing our products and our ability to raise the necessary capital to fund such development costs; we may be unable to achieve the forecasted gross margin on the sale of our products; our actual net cash used for operating expenses may exceed the projected net cash for operating expenses; the cost and availability of fuel and fueling infrastructures for our products; market acceptance of our GenDrive and GenSys systems; our ability to establish and maintain relationships with third parties with respect to product development, manufacturing, distribution and servicing and the supply of key product components; the cost and availability of components and parts for our products; our ability to develop commercially viable products; our ability to reduce product and manufacturing costs; our ability to successfully expand our product lines; our ability to improve system reliability for both GenDrive and GenSys; competitive factors, such as price competition and competition from other traditional and alternative energy companies; our ability to manufacture products on a large-scale commercial basis; our ability to protect our intellectual property; the cost of complying with current and future governmental regulations; the impact of deregulation and restructuring of the electric utility industry on demand for Plug Power’s energy products; and other risks and uncertainties discussed under “Item IA-Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2010, and the reports we file from time to time with the SEC. We do not intend to and undertake no duty to update the information contained in this communication.

About Ballard Power Systems Inc.
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Ballard Power Systems Inc. Safe Harbor Statement
This release contains forward-looking statements, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs. These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

###
Plug Power Media Contact:	Plug Power Investor Relations Contact:
Reid Hislop Phone: (518) 782-7700 ext. 1360	Cathy Yudzevich Phone: (518) 782-7700 ext. 1448
Ballard Media Contact:	Ballard Investor Relations Contact:
Guy McAree Phone: +1.604.412.7919 media@ballard.com	Lori Rozali Phone: +1.604.412.3195 investors@ballard.com